UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 18, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FedEx Corporation

File No. 001-15829 - CF#36770

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FedEx Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on September 17, 2018.

Based on representations by FedEx Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through September 29, 2024
Exhibit 10.2	through September 29, 2024
Exhibit 10.3	through September 29, 2024
Exhibit 10.4	through September 29, 2024
Exhibit 10.5	through September 29, 2024
Exhibit 10.6	through September 29, 2024
Exhibit 10.7	through August 31, 2025
Exhibit 10.8	through October 31, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary